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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
   13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of FEBRUARY, 1999

             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

      CEDAR HOUSE, 41 CEDAR AVENUE, HAMILTON HM EX BERMUDA
             (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  /x/      Form 40-F  / /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.      Yes / /     No /x/

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]



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    The following is the text of a press release which has been distributed by the Company:



PRESS RELEASE -- NORDIC AMERICAN TANKER SHIPPING LTD (NAT)
ANNOUNCES QUARTERLY DIVIDEND OF USD 0.32

Summary

Hamilton, Bermuda, January 11, 1999.  Nordic American Tanker
Shipping Limited (AMEX: NAT) (OSE: NAT) has declared a dividend of USD 0.32 for the first quarter of 1999.

NAT's policy is to pay dividends every quarter. Assuming receipt by NAT of charterhire from BP Shipping at the minimum rate and no other expenses or reserves by NAT that are withheld from any distribution, NAT will be able to distribute to its shareholders a minimum of USD 1.29 per annum as long as the ships are on charter to BP Shipping. Whether the dividends may exceed USD
1.29 per annum depends upon the spot charter market for modern suezmax tankers.

The dividend of USD 0.32 will be paid on or about February 12 to shareholders of record as of January 27, 1999.

In 1998 NAT paid a dividend of USD 0.40 in the first quarter, USD
0.41 in the second quarter, USD 0.32 in the third quarter and USD
0.30 in the fourth quarter for a total of USD 1.43.

The three NAT vessels are on "hell or high water" bareboat charter to BP Shipping for a minimum of 7 years. Under the charter, NAT receives charterhire based on a formula derived from the spot market for suezmax tankers on two round trip trade routes traditionally served by suezmax tankers. The minimum rate is USD 13,500/day/vessel, or USD 22,000/day/vessel (timecharter equivalent) after taking into account agreed operating expenses of USD 8,500/day.

For the fourth quarter of 1998, BP will not pay any additional hire above the base rate as the average spot market for the fourth quarter has not exceeded the minimum level.

Background

NAT's three double hull tankers were delivered from the yard in Korea in 1997 and commenced their charters to BP Shipping on October 1st 1997. The decision to pay dividends for the sixth time since October 1997 is a result of NAT receiving the minimum hire for the first quarter of 1999 and no additional hire for the fourth quarter of 1998. The additional hire for the tankers in


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each 3 month period is calculated based upon market conditions for tankers of similar size and age on certain routes, based upon an agreed formula. The minimum hire is paid in advance, quarterly, whilst the additional hire is paid in arrears quarterly.

On March 31, 1999, BP Shipping will pay hire for the second quarter of 1999, based upon the minimum rate. Whether there will be any additional hire for the first quarter of 1999 will be dependent upon market conditions for suezmax tankers on the routes which are included in the freight formula.

The structure of paying the minimum rate in advance every quarter and a possible additional rate in arrears each quarter has been agreed and is expected to be continued through the contract period of minimum 7 years and maximum 14 years.

The contracts with BP Shipping are guaranteed by its parent company, British Petroleum Company Plc.

A portion of the dividend paid by NAT may be deemed a return of capital for US income tax purposes. Relevant tax information is expected to be distributed to US shareholders in February 1999.

Ugland Nordic Shipping (UNS), an Oslo Stock Exchange listed company holding 18.3% of the shares in NAT, is the manager of NAT.

Repurchase of Common Stock

NAT has repurchased 2,107,244 shares in the Company at USD 12.50 per share through the recent Dutch Auction tender. A total of 7,137,684 shares were tendered and a total of 3,460,650 shares were tendered at or below the final repurchase price of USD 12.50 per share. The Company has repurchased the 2,107,244 shares on a pro rata basis. After the transaction, a total of 9,706,606 shares are in issue, down from 11,813,850 shares. Payment for the repurchased shares was made ultimo December 1998.

An important objective of the repurchase of shares has been to increase cash dividend to shareholders whilst the vessels are on contracts. This objective has been achieved. When the vessels are on contracts, the annual dividend per share is expected to increase by USD 0.09, from USD 1.20 to USD 1.29 per year; an increase of 7.5 %.

NAT has drawn upon a Loan of USD 30 mill with Den norske Bank, Oslo (DnB) to finance the repurchase of shares. The total purchase price of the shares including the costs associated with the transaction is estimated to USD 27.4 mill. The balance of



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USD 2.6 mill will remain in the Company until it has been decided how these funds should be utilised.

NAT has entered into an interest Swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% p.a. including the margin of 0.525 % for the next 6 years. The
Swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004.

              Sandefjord, Norway, January 12th 1999

Contacts:          Herbjorn Hansson
                   Niels Erik Feilberg
                   Ugland Nordic Shipping ASA
                   Sandefjord, Norway
                   Tel.: (47)-33-42 15 00
                   Fax : (47)-33-42 15 45

                   Gary J. Wolfe
                   Seward & Kissel
                   New York, USA
                   Tel.: (1) 212-574-1223
                   Fax : (1) 212-480-8421






























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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                   NORDIC AMERICAN TANKERS SHIPPING LIMITED



                   By ________________________________
                      Herbjorn Hansson
                      Chairman and Chief Executive Officer

Date:  February 2, 1999




































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